Exhibit 12
CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(millions of dollars)

	Year Ended December 31,
	2003	2004	2005	2006	2007(1)
Net income	$129	$144	$193	$207	$287
Income taxes	59	87	116	116	173
Capitalized interest	(1)	(2)	(1)	(6)	(12)

	187	229	308	317	448

Fixed charges, as defined:
Interest expense	179	178	176	167	187
Capitalized interest	1	2	1	6	12
Interest component of rentals charged to operating expense	9	10	11	17	14

Total fixed charges	189	190	188	190	213

Earnings, as defined	$376	$419	$496	$507	$661

Ratio of earnings to fixed charges	1.99	2.20	2.64	2.67	3.10

(1)	Excluded from the computation of fixed charges is interest income of $2 million in 2007, which is included in income tax expense.